Exhibit 99.1

SAP Co-Founder Hasso Plattner to Step Up to Supervisory Board

Henning Kagermann Assumes Sole CEO Role

Walldorf, Germany—March 13, 2003—SAP AG (NYSE:SAP) announced that the SAP Supervisory Board moved in today’s meeting to propose at the Annual General Meeting on May 9, 2003 the election of Hasso Plattner to the Supervisory Board as a representative of shareholders. Co-Founders Dietmar Hopp and Hasso Plattner have agreed on a change — after five years — in the chairmanship of SAP’s Supervisory Board to take effect in May 2003. Accordingly, Hasso Plattner will step down as a member of the Executive Board with effect from the end of the Annual General Meeting on May 9, 2003. In the event of Hasso Plattner’s election to the Supervisory Board, Dietmar Hopp will then propose that Hasso Plattner be elected as Chairman of the Supervisory Board at its meeting immediately following the Annual General Meeting. The current Co-CEO Henning Kagermann will then continue as the sole CEO.